Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: March 27, 2026

On March 27, 2026, TAE Technologies, Inc. made the following communications available on the social media platforms identified below.

LinkedIn:

https://www.linkedin.com/posts/tae-technologies-inc_tae-technologies-advances-site-evaluation-activity-7443268008296394752-g2de

Facebook:

https://www.facebook.com/TAE/posts/pfbid0j5PJWKNHsnUVmTSkHLYMd2srH23S1Gy85UKpCzqSuQky5BeuH8d9uP4tgtMUzAhnl?rdid=yl5aSSidTVZdcN5K#

TAE Technologies

1h ·

Fusion is moving forward.

TAE will be visiting sites across the U.S. as part of the evaluation process for our first fusion power plant, a major milestone as we move from development toward deployment.

Our team is assessing infrastructure, grid access, and long-term readiness to ensure we build in the right location with the right partners.

This step brings us closer to delivering reliable, commercial-scale fusion power.

Learn more about the progress:

tae.com

X:

https://x.com/TAE/status/2037503714257170786

On March 26, 2026, TAE Technologies, Inc. issued the following press release.

TAE Technologies Advances Site Evaluation Process with Multi-State Visits Ahead of First Fusion Power Plant

Company to assess infrastructure,
grid access and development readiness across prospective U.S. locations

Foothill Ranch, Calif. — March 26, 2026 — TAE Technologies, Inc. (“TAE” or the “Company”), a leading fusion energy company, today commenced site visits across multiple U.S. locations as part of its siting and development process for its first fusion power plant.

The visits, scheduled across the United States, are part of a broader evaluation effort to identify locations capable of supporting the development, construction and long-term operation of TAE’s initial 50 MWe fusion facility and future utility-scale deployments.

TAE is progressing site selection planning as it prepares for the next phase of development of its first fusion power plant, which is  targeting approximately 50 MWe of electricity generation in the early 2030s. Future TAE fusion power plants are expected to range from 350 – 500 MWe, reflecting the Company’s long-term approach to delivering utility-scale fusion energy to the grid and carbon-intensive industrial processes.

TAE’s leadership team, including CEO Michl Binderbauer, CFO Cedric Burgher, TAE Global GmbH CEO Jonathan Toretta and senior engineering and finance leaders, will meet with local stakeholders and assess site-specific conditions across each location.

“We have seen tremendous interests from multiple states willing to partner in our exciting path to power. We want to ensure we select the best site for our first utility-scale fusion power plant,” said Binderbauer. “We are evaluating locations based on the infrastructure, grid connectivity and long-term development conditions required to support reliable power generation. This process is about ensuring we build in the right place, with the right partners, to support sustained deployment in markets where power demand and infrastructure readiness are converging.”

During the visits, TAE will evaluate a range of factors central to deployment, including land access, connectivity to primary distribution grids, proximity to skilled labor and transportation infrastructure and alignment with local and state stakeholders. The regions selected for evaluation reflect areas where power demand, industrial infrastructure and grid capacity intersect—conditions that are critical to supporting reliable, utility-scale generation and enabling future expansion.

On December 18, 2025, TAE and Trump Media and Technology Group Corp. (“TMTG”) announced that they had entered into a definitive merger agreement in an all-stock transaction. Under the terms of the merger agreement and the convertible promissory note between TAE and TMTG, TMTG has now provided $200 million of cash to TAE and an additional $100 million is available to TAE upon the filing of a Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”).

For more information, please visit our press release.

About TAE

TAE Technologies is the world’s leading fusion power company, developing the most sustainable and economically competitive solution to bring abundant clean energy to the grid and carbon-intensive industrial processes. In addition, it operates subsidiaries TAE Power Solutions, which provides technology for energy storage and power delivery systems for batteries and electric vehicles, as well as TAE Life Sciences, which develops technologies and drugs for treating cancer patients.

Learn more about our plans.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, TMTG intends to file with the SEC a registration statement on Form S-4 to register the common stock of TMTG to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation

TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding TMTG’s proposed merger with TAE, TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined Company’s future financial performance, as well as the combined Company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing and terms of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined Company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; expectations regarding  the time period over which the combined Company’s capital resources will be sufficient to fund its anticipated operations; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.